AB

50 3/6/03



SECURITIES AND EXCHANGE COMMISSION 03014208
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 49667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambac Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

905 Marconi Avenue
(No. and Street)

Ronkonkoma, New York 11779
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Gandolfo (212) 208-3349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Gandolfo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ambac Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas J. Gandolfo
Signature

Senior Vice President & Chief Financial Officer
Title

Anne G. Gill
Notary Public

ANNE G. GILL
Notary Public, State of New York
No. 02GI5044534
Qualified in New York County
Commission Expires May 30, 20 03

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

AMBAC SECURITIES, INC.

(A Wholly Owned Subsidiary of
Ambac Capital Corporation)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
Ambac Securities, Inc.:

We have audited the accompanying statement of financial condition of Ambac Securities, Inc., formerly Cadre Securities, Inc. (the Company) (a wholly owned subsidiary of Ambac Capital Corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ambac Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 19, 2003

AMBAC SECURITIES, INC.
(A Wholly Owned Subsidiary of
Ambac Capital Corporation)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,936,642
Service fees receivable		221,613
Fixed assets, net of accumulated depreciation of $183,257		84,794
State tax receivable		106,091
Prepaid expenses and other assets		73,646
Total assets	$	2,422,786
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	939,946
Federal tax liabilities due to parent, net		7,858
Due to affiliate		88,794
Due to Parent		31,512
Total liabilities		1,068,110
Stockholder's equity		
Common stock, par value $0.01 per share, 10,000 shares authorized and outstanding		100
Additional paid-in-capital		1,319,219
Retained earnings		35,357
Total stockholder's equity		1,354,676
Total liabilities and stockholder's equity	$	2,422,786

See accompanying notes to statement of financial condition.

AMBAC SECURITIES, INC.
(A Wholly Owned Subsidiary of
Ambac Capital Corporation)

Notes to Statement of Financial Statements

December 31, 2002

(1) Background

Ambac Securities, Inc.'s, formerly Cadre Securities, Inc., principal business is the marketing of local government investment pools and registered investment pools to various state school districts, hospital and health care organizations, park districts and municipalities. In addition, Ambac Securities, Inc. provides other investment services to the shareholders of the pools, including brokering certificates of deposit transactions and other short-term fixed income securities transactions with banks and other qualified financial institutions.

Ambac Securities, Inc. (Ambac or the Company) is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD)

Ambac is a wholly owned subsidiary of Ambac Capital Corporation (the Parent), which is a wholly owned subsidiary of Ambac Financial Group, Inc. (AFG)

In accordance with its filings with the Secretary of the State of Delaware and the NASD, effective April 1, 2002, Ambac Securities, Inc.'s name was officially changed from Cadre Securities, Inc.

(2) Summary of Significant Accounting Policies

Principles of Presentation

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

During 2002, the Company entered into an agreement with First Southwest Company, who is a broker-dealer. The Company maintains a $100,000 deposit account at First Southwest Company.

(3) Income Taxes

The Company is included in Ambac Financial Group, Inc.'s consolidated Federal income tax return. Pursuant to a tax sharing agreement with AFG, amounts assessed/reimbursed are based upon a separate return calculations made as if the Company had filed its own federal income tax returns on a stand alone basis. The federal income tax receivable and liability on the statement of financial condition represent due to/due from parent relating to the aforementioned agreement. The Company files its own state tax return.

(Continued)

(4) Fixed Assets, Net

Fixed assets at December 31, 2002, consisted of the following:

Computer equipment	$	252,141
Furniture and fixtures		15,910
		268,051
Less: accumulated depreciation		183,257
	$	84,794

Depreciation of furniture and fixtures and equipment is provided over the estimated useful lives of the respective assets, ranging from 3 to 5 years.

(5) Employee Benefits

Pension

The Company is a participant in its Parent's defined benefit pension plan covering substantially all employees. Benefits are based on years of service and an employee's compensation during the last five years of employment. The funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service-to-date but also for those expected to be earned in the future.

Substantially all employees of the Company are also covered by a defined contribution plan, for which contributions and costs are determined as 6% of each eligible employee's base salary, plus a matching Company contribution of 50% on contributions up to 6% of base salary, made by eligible employees to the plan, subject to Internal Revenue Code limitations.

Annual Incentive Program

The Parent maintains an annual incentive program which provides for awards to key officers and employees of the Company based upon predetermined criteria.

In addition to the annual incentive program offered to key officers and employees which the Parent maintains, Ambac maintains a sales compensation plan which provides incentive compensation to members of our sales team for achieving and exceeding objectives as well as performing their key responsibilities.

(Continued)

(6) Related Party Transactions

In the ordinary course of business, the Company participates in a variety of administrative transactions with its affiliates. The nature of these transactions and their related effect on the Company's statement of financial condition at December 31, 2002 were as follows:

Due to Affiliate

Due to affiliate on the statement of financial condition represents the net aggregate amount due to Cadre Financial Services, Inc. (CFS), an affiliated company, for expenses paid by CFS on behalf of the Company.

On April 1, 2002, the Company entered into a service agreement with CFS to assure proper allocation of expenses between the two affiliates. The allocations of the shared expenses are based upon the services provided and the resources shared.

Due to Parent

Due to Parent on the statement of financial condition represents the net aggregate amount due to the Parent for estimated state income tax payments, employee health insurance and other payroll related charges made by the Parent on behalf of the Company.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as adjusted, of $874,429, which was $774,429 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.2 to 1.0.